Zentek Announces US$30 Million At-The-Market Offering in the United States

Guelph, ON - March 3, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company is pleased to announce it has entered into an at-the-market offering agreement (the "ATM Agreement"), dated as of today pursuant to which the Company proposes to issue and sell such number of common shares in the capital of the Company (the "Common Shares") as would result in aggregate gross proceeds to the Company of up to US$30 million (the "Offering").

Rodman & Renshaw LLC is acting as the exclusive sales agent for the Offering.

Sales of Common Shares will be made through an "at-the-market offering" as defined in Rule 415(a)(4) promulgated under the U.S. Securities Act of 1933, as amended, made directly on the Nasdaq Capital Markets ("Nasdaq"), or any other recognized marketplace on which the Common Shares are listed, quoted or traded in the United States or through a market maker. No offers or sales of Common Shares will be made in Canada on the TSX Venture Exchange or other trading markets in Canada.

The Offering will remain in effect until the aggregate gross sales proceeds of Common Shares sold pursuant to the ATM Agreement equals US$30 million, unless terminated prior to such date by any of the parties in accordance with the ATM Agreement. Sales of Common Shares, if any, will be made at or related to then prevailing market prices and, as a result, prices may vary. Net proceeds from the Offering, if any, will be used for corporate purposes as described in the Prospectus Supplement referenced below.

The Common Shares will be issued pursuant to a prospectus supplement dated March 3, 2025 (the "Prospectus Supplement") to the base prospectus included in the Company's existing U.S. registration statement (the "Registration Statement") on Form F-3 (File No. 333-278886) dated April 23, 2024, as amended on April 24, 2024, and April 30, 2024, and declared effective by the United States Securities and Exchange Commission (the "SEC") on May 3, 2024. The Offering is being made only by means of the Prospectus Supplement forming part of the effective Registration Statement. The Prospectus Supplement relating to the Offering has been filed with the SEC. Electronic copies of the Prospectus Supplement may be obtained on the SEC's website at www.sec.gov and may also be obtained by contacting Rodman & Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, NY 10022, by telephone at (212) 540-4414, or by email at info@rodm.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Tel: (306) 270-9610

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca or on the SEC's website at www.sec.gov, as applicable.

Forward-Looking Statements

This news release contains forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding the anticipated use of proceeds from the Offering. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.